VIA EDGAR

October 23, 2026
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Direct Digital Holdings, Inc.
Withdrawal of Registration Statement on Form S-3 (File No. 333-293342)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Direct Digital Holdings, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-293342) filed with the Commission on February 10, 2026, together with all exhibits thereto (collectively, the “Registration Statement”). The Registrant has determined to withdraw the Registration Statement in light of the Registrant’s determination to initiate the voluntary delisting process with respect to its Class A common stock, par value $0.001 per share (the “Common Stock”), from The Nasdaq Capital Market and to subsequently deregister the Common Stock, which was announced by the Registrant on October 21, 2026.

The Registration Statement has not been declared effective by the Commission , and no securities have been issued or sold under the Registration Statement. Accordingly, the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

Therefore, the Registrant respectfully requests that the Commission consent to the withdrawal of the Registration Statement. We understand that, pursuant to Rule 477(b) under the Act, this application for withdrawal will be deemed granted as of the date it is filed, unless, within fifteen (15) calendar days after the date this application is filed, the Commission notifies the Registrant that the request will not be granted.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.

Thank you for your consideration of this request. Should you have any questions or require further information regarding this request, please contact Stephen Older, Esq. of McGuireWoods LLP via telephone at 212-548-2122, or via email at solder@mcguirewoods.com.

Sincerely,

/s/ MARK WALKER

Mark Walker
Chief Executive Officer

Direct Digital Holdings, Inc.

Cc: Stephen Older, McGuireWoods LLP